

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2020

Clive Richardson
Chief Executive Officer and Chief Operating Officer
Akari Therapeutics Plc
75/76 Wimpole Street
London W1G 9RT
United Kingdom

      **Re: Akari Therapeutics Plc**
          **Registration Statement on Form F-3**
          **Filed March 26, 2020**
          **File No. 333-237389**

Dear Mr. Richardson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Paik at 202-551-6553 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc:    Richard Bass - McDermott Will & Emery LLP